Doug Rayburn Direct: +1 214.698.3442 Fax: +1 214.571.2948 DRayburn@gibsondunn.com Client: 65391-00002

September 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Sandra Wall

Re:	Matador Resources Company

Form 10-K for Fiscal Year Ended December 31, 2020

Filed February 26, 2021

File No. 001-35410

Dear Ms. Wall:

Matador Resources Company (the “Company”) is in receipt of the comment letter dated September 10, 2021 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”).

On behalf of the Company, I hereby request that the Staff permit the Company to provide its response to the comments by October 8, 2021, which is ten business days after the originally requested response date.

If you have any questions, please contact the undersigned at (214) 698-3442.

Sincerely,

/s/ Doug Rayburn

Doug Rayburn

cc:	David Lancaster, Matador Resources Company

Craig Adams, Matador Resources Company